

Mail Stop 3628

June 12, 2008

Via Facsimile and U.S. Mail

Kevin R. Keating
Chief Executive Officer
Quikbyte Software, Inc.
190 Lakeview Way
Vero Beach, FL 32963

> **Re: Quikbyte Software, Inc.**
> **Schedule 14F-1/A**
> **Filed June 11, 2008**
> **Schedule 14F-1**
> **Filed June 2, 2008**
> **File No. 005-82540**

Dear Mr. Keating:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated June 10, 2008. We note that the investors, with Mr. Halpryn as their agent, have acquired 94% of the outstanding common stock. When two or more people agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group is deemed to have acquired beneficial ownership as of the date of the agreement, of all equity securities of that issuer beneficially owned by any such persons. Refer to Rule 13d-5(b)(1). Please confirm that the group of investors will file a Schedule 13D within ten calendar days after the date of the stock purchase agreements. In this regard, we note that you indicate that a Schedule 13D or 13G will be filed ten days after the closings of the transactions. Please describe to us each of the outstanding conditions to closing and tell us

whether the outstanding conditions to closing are outside of the control of the investors or their agent.

Schedule 14F-1

Introduction and Change of Control

2. We note that you have amended the Schedule 14F-1 to include a revised beneficial ownership table. Please also revise to state the names of the investors and the source of the consideration. Refer to Item 6(e) of Schedule 14A.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions